J.P.Morgan

J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

Performance Update — October 2011

OVERVIEW

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) (the "Index" or "AI Multi-Strategy 5") provides exposure to a portfolio of absolute return strategies and aims to generate consistent positive returns with low correlation to traditional asset classes. The underlying strategies are selected from three investment styles (Momentum, Carry and Satellite) and cover several asset classes. Index weights are rebalanced monthly to target a volatility of up to 5%. The Index is algorithmic, with daily levels published to Bloomberg. The Index is constructed as an excess return index.



Key features

■ Robust approach spanning multiple investment styles and asset classes, and targeting up to a 5% volatility.
■ Hypothetical, historical excess returns over the past 10 years with a volatility less than 5% and low correlation to traditional asset classes. Such performance is not indicative of future results.
■ Constructed using instruments widely viewed to be liquid.
■ Rules-based algorithm with daily index levels published to Bloomberg (ticker: AIJPM5UE)
■ **Fees:** The Index level incorporates a 0.80% p.a. adjustment factor and notional transaction costs.

Hypothetical and Actual Historical Performance[1] (October 1, 2001 to September 30, 2011)



- AI Multi-Strategy 5
- HFRI Fund-Weighted Composite Index (excess return)
- CS / Tremont Hedge Fund Index (excess return)

AI Multi-Strategy 5 (USD) hypothetical and actual monthly historical performance*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	12 month return ended Dec 31
2011	1.14%	0.72%	-1.26%	1.44%	-0.82%	-1.16%	-0.46%	-1.92%	0.39%				
2010	-1.31%	0.57%	1.09%	1.44%	-0.34%	-1.55%	-0.48%	1.70%	-1.05%	0.76%	-1.98%	1.18%	-0.06%
2009	0.27%	-0.69%	2.19%	0.94%	-0.66%	-0.36%	0.55%	1.08%	0.57%	-0.41%	1.73%	-0.18%	5.09%
2008	1.09%	1.03%	0.68%	0.42%	0.82%	1.12%	-0.05%	-0.36%	-1.26%	0.40%	2.92%	4.95%	12.27%
2007	-0.12%	0.08%	0.43%	1.86%	1.06%	0.13%	-1.60%	-1.77%	1.46%	1.08%	-1.49%	1.12%	2.17%
2006	1.82%	0.75%	-0.50%	0.84%	-1.57%	-0.42%	0.33%	1.48%	0.45%	0.98%	-0.33%	1.59%	5.52%

Represents the performance of the Index based on, as applicable to the relevant monthly or annual measurement period, the hypothetical back-tested daily Index closing levels from January 1, 2006 to November 30, 2009, and the actual historical performance of the Index based on daily Index closing levels from November 30, 2009 to September 30, 2011. These performance returns represent the individual monthly performances (so the closing level of the previous month is used as the starting level of the subsequent month) and reflect the deduction of the 0.80% bps p.a. adjustment factor.
*Past performance and back-tested performance are not indicative of future results

Investment Styles

■ Momentum: Aims to exploit the observed tendency of many markets to trend up or down for sustained periods of time.
■ Carry: Seeks to capitalize on the value differential between certain assets and is typically implemented by notionally buying an asset that is on a relative basis higher yielding (or lower priced) and selling an asset that is lower yielding (or higher priced).
■ Satellite: Consists of mean reversion and short volatility strategies. Mean reversion seeks to capitalize on the view that over the short term markets are cyclical – meaning that an upward trend is usually followed by a downward trend and vice versa. Short volatility aims to exploit the observed tendency of the implied volatility of an equity index to be higher than the volatility realized by the index.

	Year to Date Performance[1]	Five Year Annualized Performance[1]	Ten Year Annualized Performance[1]	Ten Year Annualized Volatility[2]	Correlation[3]	Sharpe Ratio[4]
AI Multi-Strategy 5	-2.0%	3.8%	7.0%	4.1%	1.00	1.73
HFRI Fund-Weighted Composite Index (excess return)	-2.2%	1.3%	4.1%	6.4%	0.30	0.65
CS / Tremont Hedge Fund Index (excess return)	-0.3%	2.1%	4.2%	5.8%	0.30	0.74
S&P 500 Index (excess return)	-10.3%	-5.8%	-1.7%	15.9%	0.16	-0.11





The Attribution by Strategy Style represents the monthly performance, by investment style and asset class, using actual performances and allocations from January 2010. The Attribution by Region represents the aggregate monthly performance of the strategy or asset class that trades in a particular geographic region. Any asset class that trades in multiple geographic regions is classified under the heading "Global". Past allocations should not be considered indicative of the actual weights and performance of the designated strategies and regions during the term of your investment. J.P. Morgan provides no assurance or guarantee that the actual performance of the AI Multi-Strategy 5 would result in attributions and performance by Strategy Style and Region displayed in the graphs above. The Attributions above reflect the deduction of the 0.80% p.a. adjustment factor. Numbers in charts above have been rounded for ease of analysis. Source: J.P. Morgan.

For more information on the Index and for additional key risk information see Page 9 the Strategy Guide at:

http://www.sec.gov/Archives/edgar/data/19617/000095010311004284/dp26716_fwp.htm

Key Risks:

Any securities we may issue linked to the Index may result in a loss, and are exposed to J.P. Morgan Chase & Co. credit risk.

The Index and underlying strategies have limited operating history.

The reported level of the Index and most of the underlying strategies will include the deduction of an adjustment factor.

The Index may not be successful, may not outperform any alternative strategy or achieve its 5% target volatility.

The portfolio of underlying strategies may not be a diversified portfolio.

The Index involves monthly rebalancing and caps the sum of the weights of all underlying strategies, at rebalance, to 200%. It is possible, although unlikely, for the weight of a single underlying strategy to be close to 200%.

There are risks associated with momentum, carry, mean reversion or short volatility investment strategies.

The Index comprises only notional assets and liabilities. Some underlying strategies include notional short positions.

Correlation of performances among the underlying strategies may reduce the performance of the Index.

The Index is an excess return index and reflects the performance of unfunded or uncollateralized investments in the assets underlying the Index.

Commodity futures contracts underlying some of the strategies are subject to uncertain legal and regulatory regimes.

Our affiliate, J.P. Morgan Securities Ltd. ("JPMSL"), is the Sponsor and Calculation Agent for the Index and underlying strategies. JPMSL may adjust the Index or any underlying strategy in a way that affects its level.

The Index is subject to risks associated with currency exchange, interest rates, non-US securities markets and the use of leverage and futures contracts.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

Disclaimer

Footnotes

[1] Source: J.P. Morgan and Bloomberg. Past Performance and back-test performance are not indicative of future results. The Index began publishing on November 30, 2009. The index is not a hedge fund and does not track the performance of any hedge fund or group of hedge funds. Data for the AI Multi-Strategy 5 prior to November 30, 2009 are back-tested. All indices are normalized to a value of 100 at the start date. The AI Multi-Strategy 5 levels are net of an 80 bps p.a. adjustment factor and other adjustments relating to notional transaction costs. 'HFRI Fund Weighted Composite Index (excess return)', 'CS / Tremont Hedge Fund (excess return)', 'S&P 500' refer to the HFRI Fund Weighted Composite Index reconstructed using data from Bloomberg ticker: HFRIFWI Index, the Credit Suisse Tremont Hedge Fund Index (Bloomberg: HEDGNAV Index), the performance of the S&P 500 Index (Bloomberg: SPX Index), respectively, each less 3 month LIBOR.

[2] Calculated based on the annualized standard deviation of the monthly returns of the Index scaled for a 10-year period.

[3] Correlation refers to the degree the applicable index has changed relative to monthly changes in the JPMorgan Alternative Index Mult-Strategy 5 (USD).

[4] For the above analysis, the Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.